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August 1, 2025
VIA EDGAR
Division of Corporation Finance
Office of Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ben Phippen, Cara Lubit, Madeleine Joy Mateo, James Lopez
Re:     FT Intermediate, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 2, 2025
CIK No. 0002064124
Ladies and Gentlemen:
On behalf of FT Intermediate, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 29, 2025 with respect to the Company’s Confidential Amendment No. 1 Draft Registration Statement on Form S-1 submitted to the Commission on July 2, 2025 (the “Registration Statement”). This letter is being submitted together with an amendment (“Amendment No. 2”) to the draft Registration Statement, which has been revised to address the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. Page references in the text of this letter correspond to the pages of Amendment No. 2. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2. The responses and information described below are based upon information provided to us by the Company.
We are seeking confidential treatment for the submission pursuant to Rule 83 of the Commission.

August 1, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1
Glossary, page iii
1.We note your response to comment 16. Please revise your disclosure on page iii to clarify, if true, that the denominator in the calculation of loss rates is the total amount of unpaid principal balance of loans originated rather than the total number of loans originated.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page iii.
2.Please revise the definition of Tokenized real world assets to clarify the ownership rights that are conveyed and any related limitations. For example, are the real world ownership rights exactly the same as the tokenized ownership rights that are conveyed, or can some rights not be transferred or otherwise copied to the digital asset? Are the parties associated with the real world asset sometimes not involved in the conveyance of ownership rights to the holder of the digital asset? Consider including the more detailed information in the back of the prospectus. Additionally, please advise us what consideration you gave to revising here or where appropriate to define "Layer 1 blockchain."
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages iii and iv.
Overview, page 1
3.Noting the revised disclosure on page 158 in response to prior comment 35, please revise pages 1 and 2 where you initially discuss the consumer credit market and "origination, gain on sale, and servicing revenue from assets generated through our LOS," to disclose that HELOCs comprised 100% of your total loan originations as of the most recent quarter.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 3, 137, 143 and 176.
4.We note your revised disclosure in response to prior comment 5. Your disclosure on page 1 continues to highlight products such as the DART platform, Figure Connect, Figure Exchange, YLDS, and volume transacted on your marketplace as well as volume-based fees, without indicating the associated revenues of these products. And it is not until page 2 that you state that you "also earn origination, gain on sale, and servicing revenue from assets generated through our LOS." Given the bulk of your historical HELOC business (i.e., servicing fees, interest income, origination fees, and gain on sale of loans) represents over 70% of your revenue, please revise the beginning of Summary to provide quantitative and qualitative disclosure

August 1, 2025

indicating the relatively smaller portion of your revenues associated with the newer products.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it previously revised the Registration Statement in response to prior comment 5 to include the percentage of the Company’s revenue derived from HELOC originations and servicing and interest income, respectively. The Company further advises the Staff that it has revised the disclosure on pages 2, 3, 136, 137 and 175 to include that:
•for the three months ended March 31, 2025, the Company has not generated any revenue from Figure Exchange and revenue generated from YLDS was less than $1,000;
•the percentage of the Company’s total loan originations that were HELOCs; and
•the percentage of the Company’s total net revenue that was generated from origination fees, gain on sale loans, interest income and servicing fees from assets generated through the Company’s LOS.
5.We note your response to prior comments 8 and 12 and the revised disclosure on page 10 after the statement that Figure Connect "disintermediates the loan delivery process." It is still unclear how Figure Connect disintermediates the loan delivery process. Please revise the graphic on page 7 to describe the typical buyers, explain the transaction flow (including the extent to which buyers sell back into the marketplace) and explain how the "comprehensive marketplace" is different from "one-to-one transactions." Additionally, please revise to disclose which source(s) on the right hand side is/are responsible for the $262 million since June 2024. In this regard, it is our understanding that the Guarantor Vehicle and Forward Securitizations were not involved. Please advise and also revise to disclose the key terms of the relevant agreements with users on Figure Exchange and users of your MPC-enabled self-custody technology. In this regard, we note the graphic on page 8 portrays the user but not the multi-party entities that apparently enable the MPC custody.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 8 and 181. In addition, the Company respectfully advises the staff that it has removed the discussion titled “Decentralized Custody” as the Company believes this discussion is not material to an investor’s understanding of the Company’s business and operations. The decentralized custody feature, does not significantly impact the Company’s revenue, growth strategy, or competitive positioning. The primary focus is on Figure Exchange’s ability to provide users with a one-stop shop for trading, lending, and borrowing across a wide variety of digital assets.

6.Please also further clarify how FT Intermediate generates revenues and incurs expenses through Figure Connect and Figure Exchange. For example, further explain in quantitative and qualitative terms what sellers agree to when they "pay a fee for utilizing our technology for origination, as well as a fulfillment fee associated

August 1, 2025

with the execution of loan sales." Include cross references to the more detailed information you provide in Business.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7 and 180. The Company further advises the Staff that is has included the detailed information in the Summary section of Amendment No. 2 rather than include a cross reference to the Business section.
7.We note the revised disclosure regarding your "entirely automated application process" that takes as little as five minutes to complete and as few as five days to fund. Please revise here and Business to disclose the extent to which there are other platform or FinTech competitors with loan origination times closer to your application and funding times, as opposed to the "traditional" industry timeframe, which you indicate is approximately 42 days. Additionally, to the extent comparing your median to the industry average results in less comparable numbers than comparing median to median, please revise to clarify.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 1, 135 and 173. In addition, the Company respectfully advises the Staff that to the Company’s knowledge there are no other FinTech or similar competitors with platforms in the mortgage industry with average loan origination times closer to the Company’s application and funding times. This is based on industry dialogue and partner feedback. However, the Company has revised the disclosure to include competitors outside of mortgage.

Friction in Access and Extension of Consumer Credit, page 3
8.We note your disclosure on page 3 regarding “mortgage entrepreneurs unburdened by capital markets constraints.” Please revise to clarify this reference as it is unclear what regulations and/or markets are assumed.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 176 to remove the disclosure referenced above. To-be-announced (“TBA”) securities are not offered by the Company and are not part of its current or proposed business operations. As such, the Company believes this disclosure is not material to an investor’s understanding of the Company’s business, financial condition, or prospects.
Limited Real-World Success of Blockchain Technology, page 4
9.We note your response to prior comment 13. Please revise here and/or Regulatory Environment on page 185 to summarize the applicable regulatory restrictions and requirements to which YLDS is subject as compared to permissionless stablecoins.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it previously revised the Registration Statement in response to prior comment 13 to include that given YLDS is a security it is subject to certain applicable regulatory

August 1, 2025

restrictions to which stablecoins are not subject. The Company further advises the Staff that it has revised the disclosure on pages 5, 177 and 195 to include that wallets trading YLDS must have gone through a Know Your Customer and Anti-Money Laundering onboarding process, consistent with applicable U.S. federal and state financial regulatory requirements.
Our Solutions, page 4
10.We note your revised disclosure and response to comment 50. Currently the disclosure addresses transfer agents and other off-chain and digital processes, including "an increasing number of hot and cold wallets, as well as an increasing number of omnibus bank accounts." However, it is still unclear whether DART, LOS, Figure Connect or any of your other products or services rely solely on blockchain or other digital technology as the primary system of record. As requested, please disclose for each material product or service whether it relies solely on blockchain, primarily on a traditional, off-chain system or record (such as a record of ownership maintained by a transfer agent) with blockchain as a supplemental record, or otherwise.
Additionally, please revise to clarify the process by which, and the order in which, your loan originations are recorded on Provenance Blockchain and on traditional analog systems, such as FOB or omnibus bank accounts. In this regard, we note your disclosure on page 4 that all of your loan originations are recorded on Provenance Blockchain, which also starts the process of record keeping on traditional analog systems. We also note the figure on page 5 and the text under "Day 5" stating that the loan is recorded in county land records and a hashed record of the loan is recorded to provenance. Please revise accordingly.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 62 and 63.
Figure Connect, page 6
11.Please expand your discussion of the joint venture with Sixth Street Partners to better describe the nature of this agreement as well as ownership of any legal entity associated with this arrangement, ownership of the loans purchased by the Guarantor Vehicle, and whose balance sheet reflects the purchased loans. In addition, revise your disclosures to address whether, and, if so, to what extent, Figure has contributed or is expected to contribute capital to the Guarantor Vehicle.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 180 and 181 .

12.Additionally, please revise your disclosure to clarify whether the Guarantor Vehicle is currently purchasing loans within the figure connect ecosystem and discuss the source (e.g., which entity, person, etc.) provided the initial capitalization. Describe

August 1, 2025

the business of Sixth Street Partners and your relationship, including for example purposes only the key terms of any agreements governing this relationship. Clarify how this relationship will contribute to your goal of “enhance[ing] liquidity for loans originated on [y]our LOS.” Please also clarify if the Guarantor Vehicle may provide a guaranty or backing of the loans. Advise us whether you plan to file the agreement with Sixth Street as a material agreement and, if not, explain why you believe it is not required by Item 601(b)(10) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 8, 180 and 181. The Company further advises the Staff that it has filed the agreement with Sixth Street as Exhibit 10.11 to Amendment No. 2.

YLDS, page 9
13.We note your response to prior comment 20 but are unable to locate revised disclosure completely responsive to the comment. In this regard, you state that:
•YLDS allows for an "off-ramp to fiat during U.S. banking hours" and that your goal is to allow transfers 24 hours a day. However, it is unclear what regulatory compliance is required to achieve your goal and where you are in the process. With respect to the goal of YLDS being the "de-facto currency" of Figure Exchange, please quantify the approximate percentage that is currently done using YLDS;
•As other non-exclusive examples, your goals include cross-border remittances and YLDS as a settlement currency for digital asset trades, such as BCT. However, you do not explain the regulatory compliance required or indicate where you are in the process of seeking approval for cross-border remittance and YLDS as a settlement currency for digital asset trades, such as BTC;
•Third-party interest is expected to increase as you "begin to mint YLDS on other Layer 1 blockchains." However, it is unclear what this phrase means, what regulatory compliance may be necessary, and what the timeline is; and
•Interest income was approximately $4 thousand, but it is unclear how you receive this interest, whether as payments from Figure Certificate Company or otherwise, and what the related expenses are.
Please revise accordingly.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 184. In addition, the Company respectfully advises the Staff that it has removed the disclosure around its goals to include cross-border remittances. While cross-border remittance was previously included as a potential long-

August 1, 2025

term use case of the Company’s solutions, the Company does not currently have any active products or services related to such use and is not pursuing near-term commercialization in that area. As such, the Company believes this disclosure is not material to an investor’s understanding of its current business, strategy, or operations. The Company believes the revised disclosure appropriately focuses on use cases that are more developed or closely aligned with the Company’s existing platform and regulatory strategy.
Homogeneous underwriting with immutable, transparent access, page 11
14.We note your page 11 reference to “third-party review expenses.” Please expand your disclosure to clarify what these third-party reviews are, the role they play in your underwriting, and the parties involved in this process. Disclose the requirements and parameters of these third-party reviews. For instance, do third-party reviews include a review of 100% of the pool assets? Please also describe the characteristics of the 2025 securitizations (registered, unregistered, or both, Agency MBS, RMBS, inclusion of other asset classes).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 13.
Expand Figure Connect Volume, page 13
15.We note the disclosure on page 14 that you “could face regulatory hurdles” and that these “may” include various requirements and limitations. Please revise to clarify how you intend to make Figure Connect the venue for market making and trading of this related market. In this regard, we note that the TBA market is currently limited only to the GSEs. Please detail how you plan to achieve your stated goal, making sure to address how you have considered the current structures in place. Additionally, please revise to clarify whether the public data rooms, full guarantees and other hurdles and restrictions that you reference currently apply to you and identify the source(s) of these restrictions and hurdles, whether internal, regulatory or otherwise. In this regard, please further clarify the reference to “more than 10% of the collateral,” including the source of the 10% threshold.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12 and 13. In addition, the Company respectfully advises the Staff that it has removed the disclosure under the section titled “Development of new products and related markets” as the Company concluded that the information did not reflect a material component of its operations or strategy that would be implemented in the near term and will not have any impact on its results of operations, financial condition, or prospects.

August 1, 2025

Our growth depends, in part, on the success of our strategic relationships, page 32
16.We note your response to prior comment 26. We are unable to locate revised disclosure responsive to all information requested in the comment. Please tell us how, if at all, the offered incentives are treated under RESPA, or advise.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it previously revised the Registration Statement in response to prior comment 26 to include the incentives offered to consumers and that such incentives are not for cash value and not redeemable for interest in the Company or its affiliates. The Company further advises the Staff that it has revised the disclosure on page 34 to include that such incentives fall outside the scope of Section 8 of RESPA, which regulates payments in exchange for referrals, because such incentives are a benefit solely to the consumer and are not provided in exchange or in anticipation of referrals and no third party receives a thing of value for influencing a consumer’s choice of settlement service provider.
Increases in borrower default rates on loans could make us and our loans less attractive, page 43
17.Noting your disclosure throughout with respect to VIEs and on page 43 that HELOC securitizations are non-recourse to you, please revise to explain how the loan performance of the loans securing your securitizations may result in a change in bond rating for you.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46.
We hold state licenses that result in substantial costs, page 98
18.We note your response to prior comment 28. With a view to revised disclosure to the extent material, advise us of the expected timeframe for approvals and the scope of the various licenses that need to be reapplied for (i.e., state, federal and nature of the activity for which a license is required, including for "lending and servicing, money transmission, virtual currency, and other related activities").
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 99. In addition, we further acknowledge the Staff’s comment and will continue to revise this disclosure in future amendments as the situation with the state regulators is fluid and subject to change.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 133
19.We note your response to prior comment 31 and revisions to pages 134-143. Please enhance your disclosures to provide more narrative explaining the reasons behind period-over-period changes in material balance sheet line items

August 1, 2025

and noting whether such changes indicate an ongoing trend. As examples only, this might include:
•an explanation of why loans held for sale at fair value (about 34% of total assets at December 31, 2024) rose approximately 55% year-over-year (e.g., perhaps tying to specific business expansion efforts, etc.), as well as quantitative and qualitative disclosure of any material concentrations (e.g., geographic, internal risk rating, etc.);
•an indication of why cash and cash equivalents (25% of total assets at December 31, 2024) more than doubled year-over-year (e.g., if applicable, underlying strategic changes, activity in particular business(es), requirements associated with YLDS, etc.); and
•a discussion of why payables to third-party loan owners increased year-over-year.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it previously revised the Registration Statement in response to prior comment 31 to more fully address the requirements of Item 303(b) of Regulation S-K. The Company further advises the Staff that it has revised the disclosure on pages 158 and 159.
Key Operating Metrics, page 136
20.We note your response to prior comment 33. Please revise your key operating metrics disclosures to separately quantify loan origination system volume for the Figure- branded and the Partner-branded channels. In addition, please enhance your revised disclosure discussing results of operations to quantify the amount of each revenue component that is attributable to Figure-branded loans versus Partner-branded loans (e.g., origination fees, gain amounts, etc.).
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 29, 137, 138, 177 and 179 to more fully disclose its recognition of gains or losses and fair value adjustments on the loans it purchases from originating partners. The Company further advises the Staff that for some loans originated by partners, the Company will purchase the loan from the partner before selling that loan to a buyer. As a result, the Company either recognizes the gain from sale of the loan or the fair value of the loan if not sold by period end.

Gain on sale of loans, net, page 145
21.Please expand your disclosure to better explain how you recognize gains and fair value adjustments through Partner-branded channels, considering your disclosure

August 1, 2025

on pages 2, 134 and 168 that your partners use your technology to independently originate loans.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 142.
Other expense, net, page 147
22.We note your response to prior comment 44 and your revised disclosure on pages 147 and 152. Please revise your disclosure to identify the digital assets and the investments that were written off and to discuss the underlying reasons to support the amount and timing of these charges.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it previously revised the Registration Statement in response to prior comment 44 to include a tabular presentation disaggregating the material components of other income (expense), accompanied by an enhanced discussion of the reasons for any material changes in these components. The Company further advise the Staff that it has revised the disclosure on page 156 to indicate the Hash impaired in the fiscal year ended December 31, 2024 from a decline in the observed fair value of the Hash transacted at the time of the Reorganization, in addition to the investment impairment in the fiscal year ended December 31, 2023 due to a decline in the observable fair value of HASH returned to us in a partial investment capital return.
Credit Risk, page 165
23.We note your disclosure on page 43 that as of March 31, 2025 and December 31, 2024, you did not hold the first lien on 94% and 91%, respectively, of the HELOCs on your balance sheet. Please revise your disclosure to address how you monitor credit risk on those loans for which the first lien is owned by others.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 172.
Business, page 167
24.We note your response to prior comments 10 and 48 and the statement that partners get to use LOS and the Figure Connect marketplace in exchange for fees. Please describe the typical fee structure contained in your contractual agreements with partners, including an explanation of each specific service activity each category of fee is based on and whether they are calculated using percentages, per transaction, or otherwise. Additionally, we note your reference on pages 2, 134, and 168 to

August 1, 2025

DART Figure LOS. Please clarify how DART Figure LOS is the same or differs from your DART platform and your LOS.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 136 and 175.

25.Additionally, we note multiple references to "transparent and homogeneous loan origination," "underwriting guidelines," "standardized assets," and automated valuation models. You also refer to loans with "similar characteristics" and "uniform" loans. Please revise to disclose, if true, that there are minimum underwriting criteria for HELOC loans to qualify for your transparent and homogeneous marketplace and/or your various platforms. If there are minimum FICO scores, LTVs, loan size restrictions and/or other characteristics that you and your partners (including Sixth Street) use in order to label a HELOC loan as qualifying, please revise to disclose such characteristics.
Alternatively, if there are no minimum underwriting criteria, explain how the loans become standardized, homogeneous, uniform, etc. We also note that your goals to expand into auto loans and other types of loans would involve a "validator layer [that] will ensure the integrity of third-party loans by verifying that they meet underwriting criteria." Please also revise to disclose the minimum underwriting criteria for your expanded market to the extent they have been determined.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12.
26.We note your response to prior comment 51 indicating that (a) the reference to shoulder to shoulder with institutions is "meant to convey the accessibility and inclusivity of our platform," and (b) the forecasted monthly volume of $1 billion in on-chain loans is based on several key assumptions. It is unclear in what way your platform currently allows investors to lend alongside institutions and "major hedge funds." Please revise to clarify, including, if true, that this is an innovation you are planning for the future. Clarify who the parties are and the flow of funds, including where you act as the borrower. Consider including a graphic to explain the structure. Additionally, with a view to clarifying disclosure, please advise us of the current monthly volume of on-chain loans. If you expand your disclosure to address your expectation of $1 billion of monthly on-chain volume, identify and describe the key assumptions, material barriers, and whether the key assumption are in line with past trends or performances.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 14.
27.We note your disclosure on page 2 and throughout that you pay a minimal amount in the form of HASH for your use of the Provenance Blockchain. We also note your disclosure on page 102 that participants incur certain “gas” fees in connection with

August 1, 2025

their use of the Provenance Blockchain, which are paid in the form of HASH. Please revise your disclosure to quantify the minimal amount or indicate, if true, that they are de minimis, and clarify the transaction fees that accrue for use of the Provenance Blockchain, including by identifying the parties that must pay them and how they are calculated.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 136 and 175.

28.Please provide a brief description of the Provenance Blockchain and HASH, including, but not limited to the validation process, the consensus mechanism, the block size, transaction speed, how the native token HASH is minted and burned, how your products such as DART and YLDS interact with the Provenance Blockchain and the role of the Provenance Foundation.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page [169].
Proprietary Loan Origination System, page 171
29.We note your response to prior comment 49. With a view to clarifying disclosure to the extent material, advise us if other FinTechs, online mortgage originators or other platforms use similar third party services to determine property value, income verification, and so forth. If the market for loans includes other originators or platforms using such methods, revise to clarify the extent to which your specific approach differs from that of other FinTechs and online platforms, especially with respect to state/county lien registries that do not support remote notary services or otherwise allow digital verification. Additionally, given the statement on page 60 that you retain personal information, such as the investor’s name, address and other contact information, tax identification number, and other identifying or non-public information, "off-chain," please revise to qualify the statement on pages 5 and 171 that your capabilities are enhanced by "data immutability" and process compliance, "as all loans and related data are recorded on a public blockchain." Please revise similar statements elsewhere to clarify when your products and services are not 100% digital or on the blockchain.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 175.
30.Please revise to further clarify how you manage credit risk in acquisitions and decisions whether to sell loans. For example, clarify how you "monitor customer payment performance through our lending platform and utilize our algorithms," as referenced on page 165. Clarify the extent to which your credit risk monitoring tools

August 1, 2025

are the same as the tools available to third parties that originate loans using your platform.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 172.
Figure Exchange, page 174
31.We note the revised disclosure on page 67 referring to the top seven trading customers who accounted for 96% and 99% of the trading volume on Figure Exchange during the three months ended March 31, 2025 and the year ended December 31, 2024, respectively. Please disclose the nature of the high-transaction volume customers and clarify if you have agreements or arrangements with them. To provide context for the Risk Factor, further clarify how the loss of these customers could have an adverse effect on your business, financial condition, and results of operations.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 69 and 70.
32.Please revise to describe the typical lenders and borrowers and clarify the nature and incentives of the parties involved in Democratized Prime. You state that users lend their assets or excess cash into the ecosystem at a market-clearing rate. Please identify the assets that are most frequently used and explain the use cases for borrowers. Where you state "the user can choose the most appropriate and efficient pool for their unique use case," further expand on and explain what this means. What factors do users consider when choosing which pool is most efficient? Please revise accordingly. Additionally, we note the social media post by a co-founder stating that users can receive a "9% annual coupon with hourly liquidity." We also note prices are set every hour in a Dutch-style auction. Please clarify the steps for these auctions and any reference rates used, such as SOFR. Quantify average hourly rates as of the most recently practicable date. Additionally, please clarify what you mean by "assets under management" in the context of Democratized Prime and explain why you have not generated any revenue despite having $.8 million assets under management.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9 and 183.
Origination and Distribution Marketplace, page 181
33.We note your response to prior comment 22. Please describe in your disclosure the material barriers to expansion of Figure Connect to accommodate the various asset classes from third-parties. For example, it is unclear why you indicate that auto loans are expected to be accommodated in the "near future," but that apparently is not the case for personal loans or other types of loans you identify. Additionally, we

August 1, 2025

note the reference to DSCR and crypto-backed loans, which you indicate are already supported by Figure Connect. Please further explain DSCR loans, including what borrower information (e.g., proof of personal and/or rental income) is required and, to provide context, please (a) describe the typical loan size and type of borrower for each of these classes and (b) quantify the approximate percentage of these loans as compared to your standard HELOC loans.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 189.
34.We note your response to prior comment 23 regarding the take rate of approximately 4% based in part on historical revenue "comprised of ecosystem and technology fees, origination fees, gain on sale, and capitalized servicing rights on a per volume basis." Please revise to further clarify how you are defining and interpreting historical revenue take rate in order to arrive at 4%. Additionally, please further identify and explain the key assumptions. For example, it is unclear if the reference to "targeted pricing" is meant to indicate that you assume prices will increase by a certain amount.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 189. In addition, the Company further advises the Staff that it has removed the term “target pricing” to avoid confusion and revised the disclosure to identify and explain the key assumptions underlying the Company’s expectations that the take rate will remain at 4%.
Term Note, page 209
35.We note your response to prior comment 54 and the revised disclosure indicating that the note is interest bearing. Please disclose the key terms of the note, such as for example the interest rate and terms. Please also file the note as an exhibit to your filing. Additionally, we note the reference to the fair value of the HASH token "to be determined or agreed upon" and the statement that you or FCC is obligated to reimburse the Provenance Foundation an amount equal to the then-current market value of HASH paid by Provenance Foundation to validators. Please revise to disclose the amount that was "determined or agreed upon" and quantify the average current market value of the HASH. Clarify why no reimbursements were made, as it appears that HASH was required to be paid to validators.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 220. The Company further advises the Staff that it has filed the note as Exhibit 10.12 to Amendment No. 2.
Condensed Combined Consolidated Statements of Operations, page F-3
36.Please revise your disclosure here and on page F-54 to include earnings per share information for each period presented and to provide the disclosures required by

August 1, 2025

ASC 260-10-50, or explain to us why you believe no historical earnings per share information is required. Refer to ASC 260-10-15-2.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reviewed earnings per share disclosure requirements within ASC 260 and applicability to entities in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market. The Company notes that as disclosed in the Registration Statement it is in the process of closing a publicly-announced recombination (the “Recombination”) of entities under common control and that the Company reports on a combined and consolidated basis. Each entity has had distinct operations and capital structures prior to the Recombination. The Company expects the Recombination to close prior to this offering. As such, the Company does not believe that historical earnings per share information of the combined companies prior to the Recombination is meaningful to investors and may be misleading.

Once the Recombination closes and the post-Recombination capital structure is known, the Company intends to disclose historical earnings per share for the consolidated company, including comparative historical periods, using the consolidated results of operations and post-Recombination capital structure.

Risks and Uncertainties, page F-11
37.We note your disclosure on pages 32 and 69 regarding a concentration of partners accounting for a substantial portion of loan originations and a concentration of purchasers of loans on the secondary market. We also note your disclosure on page 57 regarding a concentration of customers on Figure Exchange. Please revise your disclosure on pages F-11 and F-61, or elsewhere in the financial statement footnotes, to address any concentrations required by ASC 275-10-50-16.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-81 to include the requested concentrations for transactions not conducted on Figure Exchange. The Company respectfully informs the Staff that is does not generate meaningful revenues from Figure Exchange activity and the impact is immaterial to the Company’s financial condition or results from operations for the periods presented.
Loan Repurchase Obligations, page F-40
38.As it relates to your obligation to repurchase loans that are in early payment default status, please revise your disclosure here and on page F-93, or elsewhere as appropriate, to discuss how the specific repurchase price is determined as well as how the respective loss on repurchase is determined.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-40 and F-94 to include the requested information.

August 1, 2025

Combined Consolidated Statements of Cash Flows, page F-56
39.We note your disclosure on pages F-57 and F-80 regarding transfers of loans from held for investment to held for sale during the years ending December 31, 2024 and 2023. We further note that the cash flows related to these loans appear to be classified as operating activities in the consolidated statement of cash flows. Please tell us how you considered ASC 230-10-45-12(e) in determining whether the cash flows from these loans should have been classified as cash flows from investing activities.
Response: The Company respectfully informs the Staff that loans held for investment were originally classified as held for sale upon origination or purchase and recorded as operating activities. After transfer of loans from held-for-sale to held-for-investment, the Company continued to record associated cash flows as operating cash flows in accordance with guidance in ASC 230-10-45-12(e), which notes loans should continue to maintain their original cash flow classification regardless of a change in purpose for holding the loans.
Ecosystem Fees, page F-68
40.We note your response to prior comment 57 and revised disclosures, including that you provide certain loan originators access to your marketplace platform in exchange for fees to use your technology for origination, and that your performance obligation is satisfied when each loan is originated. Please enhance your disclosures, here and in your interim footnotes, to clarify how long loan originators can access your system without payment of ecosystem fees if they do not engage in a transaction.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-19 and F-69 to include the requested information.
General
41.We note your response to prior comment 62 and reissue the comment. Please file the agreement with Anchorage Digital Bank or provide a detailed analysis that addresses your facts and circumstances and supports your conclusion. Additionally, please revise to disclose the annual fee based on the size of the collateral.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 48 to disclose the annual fee based on the market value of the collateral. The Company further advises the Staff that it has reviewed its arrangement and relationship with Anchorage Digital Bank National Association, and, based on that review, believes that pursuant to Item 601(b)(10) it is not required to file its agreements

August 1, 2025

with Anchorage Digital Bank National Association as material contracts. Specifically, because:
•The agreements are ordinary course agreements on customary terms and are not material in amount or significance to the parties;
•The agreements do not involve terms that are materially different from those that would be obtained with other regulated digital asset custodians;
•The volume of digital assets being held by the Company as collateral as of March 31, 2025 is $59.8 million, which is less than 4.5% of the Company’s total assets; and
•The Company believes it could readily obtain comparable custodial and collateral arrangements with other regulated financial institutions if needed, and that its operations are not dependent on its relationship with Anchorage Digital Bank National Association.
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 1.212.906.1281 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.
Sincerely,
Marc D. Jaffe
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Michael Tannenbaum, Chief Executive Officer, FT Intermediate, Inc.
Macrina Kgil, Chief Financial Officer, FT Intermediate, Inc.
Ronald Chillemi, Chief Legal Officer and Corporate Secretary, FT Intermediate, Inc.
Ian D. Schuman, Latham & Watkins LLP
Adam J. Gelardi, Latham & Watkins LLP
Byron B. Rooney, Davis Polk & Wardwell LLP
Derek Dostal, Davis Polk & Wardwell LLP